November 23, 2004

By Facsimile and U.S. Mail

Mark D. Gerstein, Esq.
Latham & Watkins LLP
233 South Wacker Drive, Suite 5800
Chicago, Illinois 60606

	Re:	First Health Group Corp.
		Schedule TO-I
		Filed November 15, 2004

Dear Mr. Gerstein:

	We have the following comments on the above-referenced filing:

Schedule TO-I

1. We note that you have entered into a merger agreement with Coventry Health Care. You state you are making this offer because you "have agreed in [y]our merger agreement with Coventry to make this offer . . . in order to reduce the number of options required to be assumed by Coventry so that it is less likely that Coventry stockholder approval will be required to complete the merger." Please provide us your analysis regarding whether this offer is being conducted on behalf of Coventry Health Care, and therefore Coventry is subject to Regulation 14D and must file a Schedule TO. See Rule 14d-1(c)(1). In your analysis, please address the source of funds for the offer. For example, we note that you will pay for the options using funds available under a line of credit with your bank. Tell us how the merger agreement addresses this and similar loans, lines of credit, etc. It appears that Coventry would assume the debt obligation, and therefore be the ultimate source of funds for this offer. For additional guidance in determining the bidder in a tender offer please refer to Item II.D.2 of the Division of Corporation Finance`s Current Issues and Rulemaking Projects, which is available on our website at www.sec.gov. In addition, tell us whether you have determined that a Coventry shareholder vote will not be required. We note that the officers and directors have agreed to tender into the offer.

2. Please tell us when and how you commenced this offer. We note that the Schedule TO-I was filed on November 15, 2004. We also note the text of the message filed as an exhibit to the first amended Schedule TO-I, which indicates that, as of November 18, 2004, the offer is being mailed to option holders` homes. It is unclear whether the offer will be open twenty business days as required by Rule 13e-4(f)(1)(i). Please advise.

Offer to Purchase

Summary Term Sheet, page 1

3. The disclosure on page 3 indicates that the offer is open to employees and former employees. Are there any additional persons who hold options subject to the offer? Revise the offer to clarify who holds these options and, if accurate, that the offer is open to all option holders.

4. Please clarify how you will be able to satisfy all conditions of the offer prior to expiration of the offer. We note that the offer is contingent upon satisfaction of all of the conditions to the merger and that the offer will be consummated immediately prior to the merger.

Conditions, page 14

5. Revise the document to disclose all conditions of the offer in this section. This should include all conditions of the merger agreement, which are conditions of this offer.

6. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Furthermore, in the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. For example, revise the following:

* Please revise the second paragraph to include an objective
Standard for the determination of whether each of the conditions has been satisfied. For example, you condition the offer on whether an event occurs that "materially impair[s] the benefits [you] believe [you] will receive from the offer" (emphasis added).

* Also revise the second paragraph to specify or generally describe the benefits of the offer to you so that option holders will have the ability to objectively determine whether the condition has been triggered.

* In the third paragraph, omit the reference to actions or inactions by you.

* Revise the third paragraph to provide an objective standard to your ability to determine whether the offer conditions have been satisfied.

Certain U.S. Federal Income Tax Consequences, page 21

7. Revise the title to this section to eliminate the term
"certain."

8. We note the second sentence to this paragraph. Please tell us whether there exist any option holders who were not "granted their options in connection with the performance of services."

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions